Falconridge Oil Technologies Corp.
17-120 West Beaver Creek Rd.
Richmond Hill, Ontario, Canada L4B 1L2
Telephone: (905) 771– 6551

December 16, 2013

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	H. Roger Schwall,
Assistant Director

Dear Sirs:

Re:                  Falconridge Oil Technologies Corp. (the “Company”)
Amended Registration Statement on Form S-1
File No. 333-191018
Filed October 23, 2013

Further to the filing of an amended registration statement on Form S-1/A filed by the Company on October 23, 2013, the Company writes to update response of the Company to your letter to the Company dated November 8, 2013 regarding the Company’s Registration Statement on Form S-1/A. For your ease of reference, the Company’s responses to your comments are numbered in a corresponding manner:

Registration Statement on Form S-1

General

1.
We are in receipt of your confidential treatment request filed October 21, 2013. We will issue comments related to the confidential treatment request under separate cover, and all such issues must be resolved prior to effectiveness of the registration statement.

Response:  Please see the amended confidential treatment request of the Company dated December 16, 2013 filed by mail.

2.
We note your response to prior comments 12, 17, and 21 from our letter to you dated October 2, 2013. Notwithstanding those responses, it appears that the referenced agreements are contracts upon which your business is substantially dependent. Therefore, you will need to file as exhibits your licensing agreement with HydroSlotter Corporation of Canada, and the agreement by which you are “exclusive agents of TST in the United Arab Emirates and exclusive marketing principal of TST with non-exclusive rights to TST in other territories.” See Item 601(b)(10) of Regulation S-K.

If appropriate, you may amend your pending request for confidential treatment by filing as part of the revised application with the Office of the Secretary the related materials, including unredacted and marked versions of each such contract. Please refer to Staff Legal Bulletin 1A regarding submissions of confidential treatment requests, which is available on our website at http://www.sec.gov/interps/legal/slbcf1r.htm . In addition, please revise your disclosure to discuss all material terms, including the effective date, the counterparty, amounts to be paid, expiration date, and what each agreement covers.

Response:  The an amended request for confidential treatment request letter pursuant to Rule 406 under the Securities Exchange Act of 1933, as amended.  The Company is obligated to keep this agreement as confidential from the public.  Therefore, the Company has only filed a marked and complete agreement with the Securities and Exchange Commission.

3.
Please provide updated and consistent disclosure regarding Mr. Pellicane’s business experience, and give effect to prior comments 3 and 19 from our letter to you dated October 2, 2013, in that regard. Here are two examples:

•
Rather than discussing the past five years as Item 401(e) of Regulation S-K requires, your revised disclosure at page 39 refers to his four years with HSC starting in 2009, and it is unclear if and when his service to HSC ended.

•
In your previous filing, you suggested that Mr. Pellicane’s efforts resulted in “over $100 million in sales revenue.” In response to comment 19, you apparently changed this figure to $30 million, without explanation and without providing the basis for either amount.

Response:  The Company has revised the amended registration statement.

The amount of $100 million changed to $30 million as a result of a correction of an error.

Risk Factors, page 5

We could lose our competitive advantages, page 8

4.
You disclose here that your “success and ability to compete depends to a significant degree on [y]our proprietary technology.” However, your disclosure elsewhere suggests your business relies on the use of TST Technology, which you license from a third party. Please advise or revise. In addition, please clarify in “Business Overview,” if true, that your business relies on TST technology, which is subject to a “non-exclusive” licensing agreement with HydroSlotter Corporation of Canada. See comment 3 (last bullet point) from our letter to you dated October 2, 2013.

Response:  The Company has revised the amended registration statement.

Selling Security Holders, page 14

5.
We note the revised disclosure you provided in response to prior comment 6. To eliminate any ambiguity, please further revise to provide tabular entries for each beneficial owner, including the natural persons indicated in footnotes, and revise the footnotes to clarify that that the natural persons identified exercise voting and/or investment power over the shares held by the listed selling security holders, where applicable. As currently presented, the footnotes and the text which follows are not sufficiently clear.

Response:  The Company has revised the amended registration statement.

Description of Business, page 20

6.
Despite your response to prior comment 7, your disclosure retains much which appears inconsistent with the actual scope of your limited operations to date. As examples only, at page 23 you state: “We tend to operate as an enhancement company and take a share of the hydrocarbon assets as repayment” and at page 24 you claim: “By examining the well data and historical performance, our engineers are able to accurately predict the yield and net result of the technology application, often to within 10% of final yield.” Further revise your disclosures generally to eliminate the potential for inferences regarding your business that your actual results and business experience do not support.

Response:  The Company has revised the amended registration statement.

Business Overview, page 22

7.
You disclose that you are the “exclusive agents of TST in the United Arab Emirates and the exclusive marketing principal of TST, with non-exclusive rights to TST in any geographical region, country, or territory that does not infringe on the territorial rights of any other exclusive arrangement for TST that does not involve [you].” However, you disclose at footnote 7 to your financial statements that you have the “non-exclusive right to market, represent and use HSC’s Terra Slicing Technology” (emphasis added). Please advise or revise.

Response:  The Company has revised the amended registration statement.

8.
Please provide us with support for your new statement that TST “technology has been in development and use since the early 1990’s.” Also explain why you suggest at page 24 that “The GEN-1 TerraSlicing technology has been applied historically since the early 70’s….” We remind you that you must provide accurate and consistent disclosure. See prior comment 3 from our letter to you dated October 2, 2013.

Response:  The Company has revised the amended registration statement.

Results of Operations for the Three Month Period Ended May 31, 2013 and 2012, page 32

9.	We note your response to prior comment 16. Further explain the “success fee,” and quantify the amount of such fee that you received in fiscal 2012.

Response:  The Company has revised the amended registration statement.

Financial Statements - Annual

Note 6 - Oil and gas royalty interest obtained, page F-17

10.
We have read your response to prior comment 29, regarding the property interest obtained in connection with the Terra Slicing service provided by HydroSlotter Corporation. You state that Hydroslotter Corporation was paid directly by the counterparty and that you incurred zero costs. The contract you filed indicates that you were to receive an up-front payment and a success fee based on the initial production test in addition to the overriding royalty interest. Please expand your disclosure to encompass these provisions including quantification of the fees or potential fees and clarifying the extent to which you earned the success fee based on the results of the production test; it should be clear how these other two components have been reported in your financial statements.

Response:  The Company has revised the disclosure to encompass the provisions including the quantification of the fees and clarifying the extent to which we earned the success fee based on the results of the production test.

Given that you describe the well upon which the services were performed as a new uncompleted well, and indicate reserves were established only as a result of your efforts, it is unclear how you determined that FASB ASC 932-360-25-11 would not require the property interest obtain to be assigned value equal to your unreimbursed costs rather than an estimate of fair value. Please explain why you believe this guidance would not apply to your situation, and describe the nature of any reassurance you have obtained from the counterparty to continue operating the property in forming an expectation of recovering the value ascribed.

Response:  There were no unreimbursed costs as all of the fees owed to the Company were paid by the counterparty to the Company in cash.  The property interest obtained was not dependent on if proved reserves were found or not.  Once the Terra Slicing was completed, the Company received this royalty interest free and clear through this transaction and it involves no future obligations for the Company to perform services.

Note 7 - Commitments and contingencies, page F-18

11.
We note your disclosure explaining that under your licensing arrangement with HydroSlotter Corporation, you are required to split with this entity “all revenue received from well workovers and related oil and gas properties.” Please expand your disclosure to clarify how this provision has been applied in accounting for each of the three elements of compensation to which you were entitled under the workover mentioned in Note 6, including your overriding royalty interest. Also disclose the means by which you have access to the Terra Slicing technology for use in your business. For example, please clarify whether you expect that HydroSlotter Corporation will serve as the contractor that will be providing the service, or whether you have independent means of deploying the technology. Finally, please disclose any provisions governing your rights under the licensing agreement as may pertain to renewal or which may lapse without recourse.

Response:  The revenues shown on the income statement are net of the amounts that HydroSlotter Corporation is entitled to.  The Company has revised its disclosure to clarify how this provision has been applied in accounting for each of the three elements of compensation.

The Company has an agreement with HydroSlotter Corporation to access the Terra Slicing technology for use in the business of the Company.  Pursuant to the agreement filed in response to comment #2 above, HydroSlotter Corporation shall bear all costs relating to geological or engineering services and the implementation of the Terra Slicing technology.  The Company has revised the amended registration statement to include the right of renewal every year unless there is thirty days of notice by either party.

Exhibits

12.
Exhibits 10.3 and 99.1 both have been filed in an un-searchable format. Also, exhibit 10.1 (as incorporated by reference to your Form 8-K filed August 21) is filed in an un-searchable format. Please amend your filings to resubmit these exhibits in a text searchable format. See Section 5.1 of the EDGAR Filer Manual, Volume II: “Edgar Filing,” Version 21 (October 2012) and Item 301 of Regulation S-T. See prior comment 33 from our letter to you dated October 2, 2013.

Response:  We have revised the registration statement by including a searchable format of the related exhibits.  Exhibit 99.1 has been removed as it does not relate to the amended registration statement as stated in the SEC’s letter dated November 8, 2013 regarding the confidentiality treatment application of the Company.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

FALCONRIDGE OIL TECHNOLOGIES CORP.

Per:  /s/Mark Pellicane
Mark Pellicane
Chief Executive Officer